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                               February 23, 2021

       Zhang Jianbo
       Chief Executive Officer
       Elite Education Group International Ltd
       1209 N. University Blvd.
       Middletown, OH 45042

                                                        Re: Elite Education
Group International Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed February 12,
2021
                                                            File No. 333-251342

       Dear Mr. Jianbo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2021 letter.

       Amendment No. 2 to Registration Statement on Form F-1 filed February 12, 2021

       General

   1. We note your response to our prior comment 6 and reissue it in part. Please disclose in the prospectus and in
the agreements themselves whether or not the exclusive forum provisions apply to
actions arising under the Securities Act or Exchange Act. If they do so apply, please
further revise the prospectus to describe the provisions, discuss the risks of such provisions to
investors, and address any uncertainty about the enforceability of such provisions. We
also note that you have revised the agreements to state that the the exclusive forum
provisions do not apply to the Exchange Act "or any other claim for which the federal
district courts of the United States of America are the sole and exclusive forum";
however the agreements are silent on any claims that may be brought
 Zhang Jianbo
Elite Education Group International Ltd
February 23, 2021
Page 2
      under the Securities Act. In this light, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
      If you determine not to revise the agreements to state whether the exclusive forum provisions apply to claims under the Securities Act, tell us how you will inform investors in future filings of this fact.
2. We note your disclosure on page 72 that matters of British Virgin Islands tax law discussed in the Taxation section are the opinion of Ogier. Please file Ogier's tax opinion as an exhibit. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal
      Bulletin No. 19.
       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                             Sincerely,
FirstName LastNameZhang Jianbo
                                                             Division of
Corporation Finance
Comapany NameElite Education Group International Ltd
                                                             Office of Trade &
Services
February 23, 2021 Page 2
cc:       F. Alec Orudjev, Esq.
FirstName LastName